SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 0-10157
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                           NOTIFICATION OF LATE FILING


(Check One):   [X] Form 10-KSB   [_] Form 11-K   [_] Form 20-F   [ ] Form 10-QSB
               [_] Form N-SAR

               For Period Ended:  December 31, 2004

     [_] Transition Report on Form 10-K [_] Transition Report on Form 20-F [_] Transition Report on Form 11-K [_] Transition Report on Form 10-Q [_] Transition Report on Form N-SAR
          For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

                               CAPCO ENERGY, INC.
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                            Full Name of Registrant


                           5555 SAN FELIPE, SUITE 725
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           Address of Principal Executive Office (Street and Number)


                             HOUSTON, TEXAS  77056
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                            City, State and Zip Code

                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]  | (a) The reasons described in reasonable detail in Part III of this | form
           could not be eliminated without  unreasonable  effort or | expense;


     | (b) The subject annual report,  semi-annual report, transition report
     |     on Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion
[X] | thereof will be filed on or before the 15th calendar day | following the prescribed due date; or the subject quarterly
     | report or transition report on Form 10-QSB, or portion thereof | will be filed on or before the fifth calendar day following
     |     the prescribed due date; and
     |
[ ]  | (c) The  accountant's  statement  or other  exhibit  required by Rule
     |     12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail why the Form 10-KSB,11-K,20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          Certain financial and other information necessary for an accurate and full completion of the Annual Report on Form 10-KSB could not be provided within the prescribed time period without unreasonable effort or expense. The Registrant anticipates that it will file its Form 10-KSB within the fifteen-day extension provided by Exchange Act Rule 12b-25.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Walton Vance                            713            622-5550
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          (Name)                           (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that net income in excess of $500,000 will be reported for the year ended December 31, 2004. For the corresponding period in 2003 the Registrant reported a net loss of approximately $1.9 million, which included a loss of $1.3 million sustained by discontinued operations and a loss of $0.7 million resulting from the disposal of discontinued operations.






                               CAPCO ENERGY, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  March 30, 2005               By   /s/ Ilyas Chaudhary
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                                      Chief Executive Officer